UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:
001-32697

CUSIP Number:
023850100

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

American Apparel, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

747 Warehouse Street
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90021
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will, be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, five of the seven directors of American Apparel, Inc. (the “Company”) resigned on July 9, 2014 and four new board members were appointed to fill the vacancies resulting from such resignations on August 2, 2014 and one new board member was appointed to fill the remaining vacancy on August 8, 2014. The new board needs additional time to review the financials and ask questions of management before the Company is in a position to finalize the financials to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 (the “Quarterly Report”).
In light of the foregoing, the process of completing the financial statements and the related information required to be included in the Quarterly Report could not be completed by the scheduled filing deadline for the Quarterly Report.

PART IV - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification:

JOHN LUTTRELL, Interim Chief Executive Officer, Executive Vice President and Chief Financial Officer
(Name)

(213)	488-0226
(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of Operations for the Six Months Ended June 30, 2014
Net sales for the six months ended June 30, 2014 are estimated at $299 million, a decrease of 0.3% from $300 million for the prior year period.
Gross profit for the six months ended June 30, 2014 is estimated at $154 million, or 52% of net sales, as compared to $157 million, or 52% of net sales, for the prior year.
Operating expenses for the six months ended June 30, 2014 are estimated at $158 million, or 53% of net sales, as compared to $169 million, or 56% of net sales, for the prior year period.
Loss from operations for the six months ended June 30, 2014 is estimated at $4 million as compared to $12 million for the prior year period.
Net loss for the six months ended June 30, 2014 is estimated at $21 million (approximately $0.14 per share) as compared with $84 million (approximately $0.76 per share) for the prior year period.
As a result of the net loss for the six months ended June 30, 2014, stockholders’ deficit as of June 30, 2014 is estimated at $67 million, as compared with stockholders’ deficit of $77 million as of December 31, 2013.
Net cash provided by operating activities for the six months ended June 30, 2014 is estimated at $1 million as compared with net cash used in operating activities of $14 million for the prior year period. Cash used in investing activities for the six months ended June 30, 2014 is estimated at $7 million as compared with $12 million for the prior year period. Cash provided by financing activities for the six months ended June 30, 2014 is estimated at $8 million as compared with $21 million for the prior year period. In 2014, the Company completed a public offering of approximately 61 million shares of its common stock at $0.50 per share for net proceeds of $28 million. The primary offset was for repayment of amounts borrowed under the Company’s revolving credit agreement. In 2013, the Company issued senior secured notes for net proceeds of $200 million and entered into a new asset-backed revolving credit agreement with Capital One. The net proceeds of the senior secured notes, together with borrowings under the new credit facility, were used to repay borrowings under and terminate the Company’s prior credit agreements. Net increase in available cash for the six months ended June 30, 2014 is estimated at $1 million.
As of June 30, 2014, the Company had an estimated $10 million in cash and $17 million of availability for additional borrowings under the Capital One Credit Facility.
As of August 1, the Company had an estimated $23 million of availability for additional borrowings under the Capital One Credit Facility.
Results of Operations for the Three Months Ended June 30, 2014
Net sales for the three months ended June 30, 2014 are estimated at $162 million, essentially unchanged from the prior year period.
Gross profit for the three months ended June 30, 2014 is estimated at $82 million, or 51% of net sales, as compared to $84 million, or 52% of net sales, for the prior year period.
Operating expenses for the three months ended June 30, 2014 are estimated at $79 million, or 49% of net sales, as compared to $86 million, or 53% of net sales, for the prior year period.
Income from operations for the three months ended June 30, 2014 is estimated at $4 million as compared to loss from operations of $2 million for the prior year period.
Net loss for the three months ended June 30, 2014 is estimated at $15 million (approximately $0.09 per share) as compared with $38 million (approximately $0.34 per share) for the prior year period.

This notification may contain forward-looking statements. Forward-looking statements are statements that are not historical facts and may include statements regarding, among other things, estimated financial results and results of operations. Such statements are based upon the current beliefs and expectations and are subject to risks and uncertainties which could cause actual results and/or the timing of events to differ materially from those set forth in the forward-looking statements. More detailed information about these and other factors are detailed in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

American Apparel, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 12, 2014	By:	/s/ JOHN LUTTRELL
Interim Chief Executive Officer, Executive Vice President and Chief Financial Officer